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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                                     UNDER
                      SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                NEW FOCUS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A*
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              KENNETH E. WESTRICK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NEW FOCUS, INC.
                              5215 HELLYER AVENUE
                        SAN JOSE, CALIFORNIA 95138-1001
                                 (408) 284-4700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:
                           ALISANDE M. ROZYNKO, ESQ.
                              MARGO M. EAKIN, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION+                                            AMOUNT OF FILING FEE
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$18,115,113.................................................            $3,623.02
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

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,037,072 shares of common stock of New Focus, Inc. having an aggregate value of approximately $18,115,113 as of May 30, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
                     FORM OR REGISTRATION NO.: NOT APPLICABLE.
                           FILING PARTY: NOT APPLICABLE.
                            DATE FILED: NOT APPLICABLE.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 644383 10 1.

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ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated June 1, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is New Focus, Inc., a Delaware corporation ("New Focus" or the "Company"). The address of its principal executive offices is 5215 Hellyer Avenue, San Jose, California 95138-1001. The telephone number at that address is (408) 284-4700.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible option holders to exchange options for an aggregate of approximately 2,714,767 shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), outstanding under the Company's 2000 Stock Plan (the "Plan") for new options that will be granted under the New Focus, Inc. 2000 Stock Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If the option holder is not an employee of New Focus or one of its U.S. subsidiaries, he or she will not be eligible to accept the Offer. If the option holder is not a U.S. resident, or are employed by one of New Focus's subsidiaries outside of the United States, he or she will not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"),
Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), and Section 15 ("Extension of Offer; Termination; Amendment") are incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 17 ("Additional Information") and on pages 36 through 54 of New Focus's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 2000, and in our Quarterly Report on Form 10-Q for the Company's quarter ended April 1, 2001 is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

ITEM 12. EXHIBITS.

   *(a)(1)(A) Pre-Offer Communication from President and Chief Executive Officer dated May 18, 2001.

     (a)(1)(B) Offer to Exchange all Outstanding Options for New Options dated June 1, 2001.

     (a)(1)(C) Memorandum from President and Chief Executive Officer to Employees dated June 1, 2001.

     (a)(1)(D) Election Form.

     (a)(1)(E) Notice to Change Election from Accept to Reject.

     (a)(1)(F) Form of Promise to Grant a Stock Option.

     (a)(1)(G) Form of option Summary.

     (a)(1)(H) Form of Confirmation of Election Form.

     (a)(1)(I) Form of Confirmation of Notice to Change Election from Accept to Reject.

     (b) Not applicable.

     (d) (1) New Focus, Inc. 2000 Stock Plan and form of agreement thereunder filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 declared effective on May 17, 2000 and incorporated herein by reference.

     (g) Not applicable.

     (h) Not applicable.
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     * Incorporated by reference from the Schedule TO-C filed by the Company on
May 18, 2001.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          NEW FOCUS, INC.

                                          By:   /s/ WILLIAM L. POTTS, JR.
                                            ------------------------------------
                                                   William L. Potts, Jr.
                                                Chief Financial Officer and
                                                          Secretary

Date: June 1, 2001

                                        3
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                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                            DESCRIPTION
 -------                            -----------
*(a)(1)(A)  Pre-Offer Communication from President and Chief Executive
            Officer dated May 18, 2001.
 (a)(1)(B)  Offer to Exchange all Outstanding Options for New Options
            dated June 1, 2001.
 (a)(1)(C)  Memorandum from President and Chief Executive Officer to
            Employees dated June 1, 2001.
 (a)(1)(D)  Election Form.
 (a)(1)(E)  Notice to Change Election from Accept to Reject.
 (a)(1)(F)  Form of Promise to a Grant Stock Option.
 (a)(1)(G)  Form of Option Summary.
 (a)(1)(H)  Form of Confirmation of Election Form.
 (a)(1)(I)  Form of Confirmation of Notice to Change Election from
            Accept to Reject.
    (d)(1)  New Focus, Inc. 2000 Stock Plan and form of agreement thereunder filed as Exhibit 10.2 to the Company's
            Registration Statement on Form S-1 declared effective on May
            17, 2000 and incorporated herein by reference.

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* Incorporated by reference from the Schedule TO-C filed by the Company on May
  18, 2001.

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